UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: June 30, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll Free: 1-800-661-8851

For immediate release

METHANEX COMPLETES BUYBACK OF 9.0 MILLION SHARES FROM NOVA CHEMICALS

June 30, 2003

Methanex Corporation announced today that, after receiving the approval of its shareholders (other than NOVA Chemicals Corporation (NOVA) and its affiliates) at a special meeting held today, the Company has completed its indirect repurchase of 9.0 million of its common shares from NOVA, leaving NOVA with no remaining equity interest in Methanex.

The purchase price for the shares was US$9.85 per share, which was the same price NOVA received from the underwriters of a secondary offering of 37,946,876 Methanex shares completed June 5, 2003. The shares acquired on the repurchase have been cancelled. The repurchase was financed with cash on hand.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600